UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                           Immunex Corporation
                            (Name of Issuer)

                       Common Stock, $.01 par value
                      (Title of Class of Securities)

                                45252810 2
                              (CUSIP Number)

                        LOUIS L. HOYNES, JR., ESQ.
                 Senior Vice President and General Counsel
                    American Home Products Corporation
                   5 Giralda Farms, Madison, N.J.  07940
                              (973) 660-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                             April 23, 1999
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45252810 2

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Home Products Corporation ("Parent")
     Tax I.D. 13-2526821

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  N/A
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     43,789,637** (held by American Cyanamid Company ("ACY"), a subsidiary of Parent which includes 7,204,176** shares of Immunex common stock held by Lederle Parenterals, Inc., a wholly owned subsidiary of ACY)

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     43,789,637** (held by ACY, a subsidiary of Parent which includes 7,204,176** shares of Immunex common stock held by Lederle Parenterals, Inc., a wholly owned subsidiary of ACY)

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     43,789,637**

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.9%

14.  TYPE OF REPORTING PERSON*

     CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
** Adjusted to reflect the two-for-one stock split effected for shareholders of record of the Issuer on March 11, 1999.

          The Statement on Schedule 13D, dated December 1, 1994 (the "Original Statement"), filed by American Home Products Corporation, a Delaware corporation ("Parent" or "Reporting Person"), and on behalf of AC Acquisition Corp., a Delaware corporation, as amended by Amendment, No. 1, dated November 2, 1995 ("Amendment No. 1"), Amendment No. 2, dated November 3, 1995 ("Amendment No. 2") and Amendment No. 3, dated November 15, 1995 ("Amendment No. 3") is hereby further amended by this Amendment No. 4, dated April 23, 1999, to reflect certain changes in the information previously filed relating to the outstanding Common Stock, $.01 par value (the "Common Stock"), of Immunex Corporation, a Washington corporation ("Immunex" or "Issuer"), which has its principal executive offices at 51 University Street, Seattle, WA 98101. All references to shares purchased have been adjusted to reflect the two-for-one stock split effected for shareholders of record of the Issuer on March 11, 1999, except where indicated.

     Item 3 of the Original Statement is hereby amended to add the following:

          "The Reporting Person purchased Common Stock directly from Immunex between November 4, 1997 and April 23, 1999 in the aggregate amount of 862,133 shares of Common Stock, pursuant to the Governance Agreement. The Governance Agreement grants to the Reporting Person the option, on a quarterly basis, the right to purchase additional shares from Immunex to the extent necessary to permit the Reporting Person to maintain the percentage of shares of Common Stock owned by the Reporting Person as of the immediately preceding quarter.

     As consideration for the acquisition of such shares of Common Stock, the Reporting Person paid an aggregate of $48,934,886.44. The aggregate consideration paid by the Reporting Person was financed entirely from the working capital of the Reporting Person."

     Item 4 is hereby amended by deleting the entire item and substituting the following paragraphs:

          "The Common Stock of Immunex beneficially owned by Parent was indirectly acquired on November 21, 1994 as a result of the consummation of the tender offer for ACY Common Stock. Parent is continuously reviewing its investment in Immunex. Depending on market conditions and other factors, Parent or its subsidiaries may purchase additional shares of Common Stock in the open market or in private transactions or may sell all or some of their shares of Common Stock (whether now or hereafter held), in each case subject to the terms and conditions of agreements between Immunex, ACY and Parent. See Item 6, below, for a description of those agreements.

          Except as set forth above or in any other item hereof, Parent does not have any current plans or proposals that would relate to or result in any of the actions required to be described in Item 4 of Schedule 13D.

       The introductory paragraph to Item 5 and Item 5(c) of the Original Statement is hereby amended and restated to read as follows:

          "As of November 21, 1994, AC Acquisition and Parent became the indirect beneficial owner of 21,463,752 (pre-split) shares of Immunex Common Stock owned by ACY and its subsidiaries (this number has been adjusted to omit 50,000 (pre-split) shares of Immunex Common Stock (incorrectly included in prior reports) and, as a result, Parent became the beneficial owner of approximately 54.5% of the outstanding Common Stock (based on the number of shares outstanding on November 8, 1994). As of April 23, 1999, Parent is the indirect beneficial owner of 43,789,637 shares of Common Stock owned by ACY and its subsidiaries and, as a result, Parent is the beneficial owner of approximately 53.9% of the outstanding Common Stock (based on the number of shares outstanding on March 31, 1999 as adjusted for the two-for-one stock split)."

          "(c) Set forth on Schedule B hereto are descriptions of the transactions in Common Shares effected by the Reporting Person between November 4, 1997 and April 23, 1999."

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 1999

                         AMERICAN HOME PRODUCTS CORPORATION


                         By:  /s/ Robert G. Blount
                              Robert G. Blount
                              Senior Executive Vice President

                                                                   Schedule A



                  Executive Officers and Directors of
                  American Home Products Corporation

       The names and titles of the executive officers and the names of the directors of American Home Products Corporation ("AHP") and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of AHP. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to AHP and each individual is a United States citizen.


EXECUTIVE OFFICERS            Position; Present Principal Occupation
------------------            --------------------------------------

John R. Stafford              Chairman, President and Chief
                              Executive Officer

Robert G. Blount              Senior Executive Vice President

Robert Essner                 Executive Vice President

Joseph J. Carr                Senior Vice President

Louis L. Hoynes, Jr.          Senior Vice President and
                              General Counsel

Robert I. Levy                Senior Vice President - Science and
                              Technology

William J. Murray             Senior Vice President

David M. Olivier              Senior Vice President

John R. Considine             Vice President - Finance

Paul R. Jones                 Vice President and Comptroller

Rene R. Lewin                 Vice President - Human Resources

Thomas M. Nee                 Vice President - Taxes

DIRECTORS                     Position; Present Principal Occupation
-----------                   --------------------------------------

Clifford L. Alexander, Jr.    President of Alexander & Associates,
400 C Street, NE              Inc.(consulting firm specializing in
Washington, D.C. 20002        Workforce Inclusiveness)

Frank A. Bennack, Jr.         President and Chief Executive Officer
The Hearst Corporation        of The Hearst Corporation
959 Eighth Avenue             (owns and operates communications
New York, New York 10019      media)

Robert G. Blount              Listed above

Robert Essner                 Listed above

John D. Feerick               Dean, Fordham University
Fordham University            School of Law since 1982
School of Law
140 West 62nd Street
New York, New York 10023

John P. Mascotte              President and Chief Executive
2301 Main Street              Officer, Blue Cross Blue Shield
Eighth Floor                  of Kansas City, Inc.
Kansas City
Missouri 64108

Mary Lake Polan,              Department Chair and Professor,
M.D., Ph.D                    Stanford University School of
Stanford University           Medicine
School of Medicine
100 Pasteur Drive
Stanford, CA 94305

Ivan G. Seidenberg            Vice Chairman, President and
Bell Atlantic                 Chief Operating Officer,
Corporation                   Bell Atlantic Corporation
1095 Avenue of the           (telecommunications company)
Americas
New York, New York 10036

John R. Stafford              Listed above

John R. Torell III            Chairman, Torell Management Inc.
Torell Management Inc.        (financial advisory company)
767 Fifth Avenue
46th Floor
New York, New York 10153

                                                       Schedule B


                      TRANSACTIONS BY AMERICAN HOME PRODUCTS
         CORPORATION IN IMMUNEX COMMON SHARES FOR THE PERIOD BETWEEN NOVEMBER 4, 1997 AND APRIL 23, 1999 INCLUSIVE
     (share amounts and price per share have been adjusted for two-for-one stock split)

          DATE OF                  NO. OF SHARES        PRICE PER
          TRANSACTION              PURCHASED            SHARE

          4-NOV-97                  56,446              $22.681
          27-APR-98                 68,824              $33.856
          27-JUL-98                 73,906              $30.544
          21-OCT-98                 79,836              $28.682
          27-JAN-99                257,092              $53.243
          23-APR-99                326,029              $83.088